FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

1.	Announcement of Date of Board Meeting published on the website of The Stock Exchange of Hong Kong Limited and the Company website on 26 July 2007

2.	Announcement of Interim Results as from 1 January 2007 to 30 June 2007, Dividend Declaration and Closure of Books published on the website of The Stock Exchange of Hong Kong Limited and the Company website on 16 August 2007

3.	Notification of Announcement of Interim Results as from 1 January 2007 to 30 June 2007, Dividend Declaration and Closure of Books published in Hong Kong newspapers on 17 August 2007

Remarks:

The financial information relating to the financial period as from 1 January 2007 to 30 June 2007 set out in the Announcement of Interim Results is unaudited and does not constitute the Group’s statutory financial statements for the financial period as from 1 January 2007 to 30 June 2007. Further information regarding the operations and results as from 1 January 2007 to 30 June 2007 of CLP Holdings Limited will be included in the Interim Report 2007 on Form 6-K to be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Certain statements contained in this Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of CLP Holdings Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2006 filed with the SEC and in the Company’s other filings with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Company Secretary

Date: 29 August 2007

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Exhibit 1

Date of Board Meeting

Pursuant to Rule 13.43 of Chapter 13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, this is to announce that a meeting of the Board of Directors of CLP Holdings Limited will be held on Thursday, 16th August 2007 for the purpose of, inter alia, approving the announcement of the interim results for the six months ended 30th June 2007 for publication and considering payment of a second interim dividend for 2007.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 26 July 2007

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

The Directors of the Company as at the date of this announcement are:

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta,
Mr. J. S. Dickson Leach, Mr. R. J. McAulay,
Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Neo Kim Teck as his alternate),
Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung,
Mr. V. F. Moore, Mr. Hansen C. H. Loh,
Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and
Mr. Peter W. Greenwood

Exhibit 2

Announcement of Interim Results

as from 1 January 2007 to 30 June 2007,

Dividend Declaration and Closure of Books

Financial Highlights

• Electricity sales in Hong Kong grew 1.6% to 13,509 GWh; total sales (which include sales to the Chinese mainland) rose 2.7% to 15,829 GWh.

• Consolidated revenue rose 14.3% to HK$24,672 million; revenue from our electricity business in Hong Kong recorded a 2.2% growth to HK$14,307 million.

• Earnings from our electricity business in Hong Kong increased by 5.1% to HK$3,756 million.

• Earnings from other activities grew by 54.5% to HK$2,591 million, including a one-off gain of HK$1,030 million from the transfer of our interest in Ho-Ping to OneEnergy.

• Total earnings up 23.2% to HK$6,130 million.

• Second interim dividend of HK$0.52 per share.

CHAIRMAN’S STATEMENT

I am pleased to present our Interim Results for the six months to 30 June 2007.

Financial Results for the Six-Month Period

The CLP Group’s total earnings for the six months ended 30 June 2007 increased by 23.2% to HK$6,130 million, as compared with the corresponding period in 2006.

All our investments in the energy sector, whether from our electricity business in Hong Kong or our interests in the Chinese mainland, Australia, India and elsewhere in the Asia-Pacific region contributed to the Group’s earnings during the first half of the year. Whilst earnings from our investments in the Mainland and India fell slightly, there was an increase in the contribution made by the Hong Kong electricity business, which continues to provide the major share of the Group’s earnings, and from our TRUenergy gas and electricity businesses in Australia. Further details of the financial and operational performance of the Group, and of the principal business streams within the Group, are set out later in this Announcement.

CLP and Our Shareholders

We pay particular regard to the views expressed by our shareholders on the conduct of CLP’s affairs. For example, the CLP Shareholders’ Visit Programme, which has been running since 2003 has seen over 8,000 shareholders visiting our facilities in Hong Kong and exchanging views with Directors and representatives of senior management.

Our Annual General Meeting (AGM) has always been a most important date in CLP’s calendar. As Chairman, I regard my attendance at the AGM not as a duty, but as a valuable opportunity to meet our shareholders, listen to their opinions and reinforce their confidence in the manner in which, I, my fellow Directors and Management are discharging our responsibilities towards them.

Nearly 700 shareholders attended this year’s AGM – the highest attendance we have ever had, and amongst the highest attendance by shareholders at the General Meeting of any Hong Kong listed company. During the questions and answers session at the AGM, shareholders raised three questions – relating to CLP’s environmental performance, our customer service and the performance of our investment in Australia. In this statement, I wish to discuss each of these issues further, as they are amongst the issues to which the Board gives particular attention.

Environment

We are determined to manage responsibly the environmental dimension of our business. In this regard, we are continuing to make significant progress on three fronts.

First, we are playing a full part in the collective effort that is required to improve air quality in Hong Kong. Our track record in reducing the emissions from our power stations has been excellent – total emissions last year were actually lower than those in 1990, despite an increase in electricity demand of over 80%. Nonetheless, Hong Kong’s overall air quality has deteriorated over that period. In significant measure, this is due to emissions generated in Guangdong. However, since we share a common airshed in the Pearl River Delta, the Hong Kong Government must play a leading role in promoting the regional action that will be necessary for this problem to be tackled successfully over the medium to longer term – and CLP must support Government’s efforts. In addition to the ongoing operational measures we take to reduce emissions from our power generating activities in Hong Kong, such as the increased use of ultra-low sulphur coal at Castle Peak Power Station, we have two important initiatives in hand which will lead to further improvements in our environmental performance, namely,

•

our project to construct a liquefied natural gas (LNG) receiving terminal in Hong Kong and secure long-term LNG supplies such that, by early next decade we are able to replace the depleting gas resources in the South China Sea that are currently supplying Black Point Power Station; and

•

the retrofit of additional emissions reduction facilities at Castle Peak Power Station, notably the installation of flue gas desulphurisation (FGD). On completion of this project, we expect to see significant reductions in the emissions of NOx and SO2 from Castle Peak.

Compared to air quality issues in Hong Kong, climate change is an issue which needs to be addressed on a Group-wide basis. Through our existing climate change framework, we are already ensuring that the greenhouse gas emissions associated with any particular project or investment are carefully evaluated in any pre-investment decision. We need to go further and to revisit and reinforce our climate strategy to ensure that it remains the best answer we can give to the dilemma of responding to the growing demand from the people of our region for accessible and affordable electricity, whilst meeting that demand in a sustainable way. I expect that one of the central elements of our strategy will be a commitment to large-scale reductions in the carbon intensity of our electricity generation portfolio between now and the middle of this century. Whilst it is urgent that governments, energy companies and consumers start now to address the threat of serious climate change, the solutions will require a large-scale collective effort and take many years, indeed decades, to be effectively implemented.

The continued development of renewable energy projects is the third of the major environmental components of our business and will also form part of our climate change strategy going forward. Shareholders will be familiar with the commitment we made in 2004 to aim for a target of 5% of the Group’s generating capacity being derived from renewable sources by 2010. At the time this commitment was made, our renewable energy capacity of 53 equity megawatts represented only about 0.5% of our generating portfolio. We have made excellent progress towards this target. By way of example, in July we entered into an agreement to take a 100% interest in a 100.8MW wind farm at Samana in Gujarat, India - the largest wind project, in equity megawatt terms, that the Group has yet procured. The percentage of renewable energy within our portfolio now stands at 4.4%, corresponding to 440 equity megawatts. I am confident that we will meet our 5% target well in advance of 2010. If so, I expect that we will set new challenges for ourselves in terms of further renewable energy development.

Customer Service

Achieving and maintaining high levels of customer service is essential to the success of our energy businesses in Australia and Hong Kong.

In Australia, TRUenergy is operating in an extremely competitive retail environment, with a customer churn rate (i.e. the percentage of customers in the market who change their energy supplier within a given year) in Victoria currently at a level of 29% - one of the highest in any energy market in the world. In such a market, TRUenergy’s ability to compete effectively depends not only on tariff levels, but also on the quality of service we offer to our customers. With its continued focus on Customer First, including a business commitment to revert to any customer within 24 hours, TRUenergy has been successful in maintaining its leadership position as measured by the low level of official complaints to the Ombudsman, while improving service levels, particularly in South Australia.

In Hong Kong, the position is different, insofar as over the course of the past century, CLP has become the sole electricity retailer to the people and businesses of Kowloon and the New Territories, representing over 80% of Hong Kong’s total population. In such circumstances, the drive for excellence in customer service comes not from the external discipline of market forces, but from the self-discipline that arises from recognition of our duty to provide our community with an electricity supply which is world-class in all respects, be it in terms of tariff levels, reliability, environmental performance or customer service.

During the past months, we have continued to improve our customer service, such as through revamping the CLP website, setting up a customer service centre at Po Lam MTR Station, which is the first one along the MTR network, as well as opening the first Business Centre for our small and medium-sized enterprise customers. Our efforts in this regard have been recognised, both by our customers and by industry peers, such as through the Regional Contact Centre Association Annual Awards and the Hong Kong Association for Customer Service Excellence Awards.

As the negotiations on the new electricity regulatory framework, to replace the existing Scheme of Control (SoC) on its expiry in September 2008, move forward during the remainder of the year, continued excellence in customer service remains one of the clearest indicators of the merits of the existing SoC and how a fair, stable and durable regulatory regime safeguards not only the interests of CLP shareholders, but those of the customers we serve.

Australia

Some of our shareholders have expressed concern about the performance of our energy business in Australia and, indeed, this was the focus of one of the questions raised at the AGM. In response to that question, our Chief Executive Officer, Andrew Brandler, explained the steps being taken by Management to improve the financial performance of this business, including swapping Torrens Island Power Station with AGL’s Hallett Power Station, in order to balance the generating portfolio more closely with our retail load, and outsourcing our information technology support in order to reduce operating cost. These and other measures have contributed to an improved earnings contribution from TRUenergy in the six months to 30 June 2007, compared with the corresponding period last year.

Our efforts in this regard will continue. The Australian energy industry is entering a phase of consolidation – a process which we think is positive for the market and, in turn, positive for TRUenergy. As this process unfolds, we shall be alert to the opportunities to exploit the qualities and strengths of TRUenergy within that market, whilst maintaining a strong focus on sustainability and the development of renewable energy sources.

During the opening months of 2007, CLP’s management and staff have responded well to the challenges and opportunities present in the evolving and dynamic Asian power sector. I look forward to reporting to you at the end of the year on the ongoing success of these efforts and the completion of another year in which the Board, management and staff have discharged our duty of delivering value to our shareholders.

The Hon. Sir Michael Kadoorie

OPERATIONAL PERFORMANCE

This section describes CLP’s operational performance in Hong Kong, Australia, the Chinese mainland, India and Southeast Asia and Taiwan over the first six months of 2007 and the outlook for these activities.

Electricity Business in Hong Kong

The Hong Kong economy continued to experience strong and broad-based growth in the first half of 2007. During this period, electricity sales to local customers grew by 1.6% to 13,509 GWh compared to the corresponding period last year.

Due to the warmer weather this year, sales increased to all sectors, except the manufacturing sector. In the commercial sector, sales growth was supported by upbeat consumer sentiment and inbound tourism. For the infrastructure and public services sector, the moderate sales growth was largely attributable to increased consumption in the container terminals, new terminal at the Hong Kong International Airport and telecommunication facilities. Sales to the manufacturing sector continued to decline, due to a drop in sales to the paper, electronic and textile trade industries.

A breakdown of the local sales growth by sector during the period is as follows:

	Increase/ (Decrease)	As Percentage of Total Local Sales
Residential	2.7%	23.3%
Commercial	2.2%	41.8%
Infrastructure & Public Services	3.1%	26.2%
Manufacturing	(8.1)%	8.7%

Sales to the Chinese mainland recorded year-on-year growth of 9.7%, as Guangdong continues to have a supply shortfall, mainly attributable to high consumption growth and delays in the construction of generation facilities and transmission networks.

Total unit sales, including both local sales and sales to the Chinese mainland grew by 2.7% to 15,829 GWh over the same period last year.

As a result of CLP’s efforts in improving productivity and keeping operating costs to a minimum, customers are benefiting through an average net tariff that is the lowest in Hong Kong. During 2006, we announced that tariff would be frozen in 2007. We have respected this commitment. There has now been no increase in tariff since 1998.

To enhance supply quality and reliability, as well as to meet the demand created by new towns and infrastructure development projects in our supply area, CLP incurred HK$1.9 billion of capital expenditure in the transmission and distribution networks during the period. Major projects included Castle Peak Cable Tunnel establishment, addition of Black Point third 400/132kV transformer, redevelopment of Junk Bay Road Substation and installation of 400kV tower line arresters. CLP also invested HK$0.5 billion in generation, customer services and other supporting facilities.

CLP has been in active discussions with Government on the post-2008 arrangements for over a year. We have maintained a frank and constructive dialogue with Government based on the views set out in our response to the Government’s second consultation paper, namely that Hong Kong needs a fair, stable and long-term regulatory regime which balances the interests of all stakeholders.

Economic and environmental regulation of the power sector is now consolidated under the new Environment Bureau. We are hopeful that this will facilitate the formulation of coherent policies and regulations for the energy sector, balancing environmental and economic considerations. We remain confident that the outcome of discussions with Government will reflect a shared determination to ensure that Hong Kong continues to enjoy a world-class electricity supply, which is built on the achievements already made under the SoC and will serve the long-term interests of our community.

Following Government’s approval of the Castle Peak “B” emissions reduction project and the issue of an environmental permit by the Environmental Protection Department in 2006, good progress has been made with a number of key milestones achieved in the first half of 2007. This project is one of the strategic environmental initiatives CLP undertakes in support of the 2010 emissions objectives of the HKSAR.

This emissions reduction project comprises a FGD for reducing sulphur dioxide emissions and a Boiler Island/Selective Catalytic Reduction facility for reducing nitrogen oxide emissions. The project has significant permitting/approval requirements with about 100 permits/approvals needed. Some have been obtained and applications for others are underway. Retrofit work is much more challenging than a green-field project as large new facilities have to be fitted into an existing operating plant within a congested site. To support the retrofit work, additional relocation, civil foundation, material handling berth and plant customisation works are required. The project is in the procurement and design phases, together with the mobilisation of labour to enable the commencement on site of the relocation and civil foundation work soon. We also have to ensure reliable electricity supply during the summer months when demand is the highest, limiting the installation to be done on a unit-by-unit basis during the winter months. We are committed to overcoming the technical and operational challenges of this demanding project and to meeting the tight schedule of phased completion starting 2009.

Castle Peak Power Company Limited received the environmental permit to construct and operate an LNG receiving terminal on South Soko Island in April 2007, following the approval of the over 3,000-page Environmental Impact Assessment (EIA) report by the Director of the Environmental Protection. This marked an important milestone in advancing the LNG receiving terminal project, concluding four years of extensive work including site selection, engineering, environmental assessment, and gas supply discussions. We are proceeding with other crucial aspects of the project including the land acquisition. Negotiations with gas suppliers are making good progress, although rising fuel prices, coupled with growing demand for natural gas worldwide is putting pressure on the availability of gas resources and on gas prices.

Our major plans and activities in the second half of 2007 will include:

•	completion of the SoC negotiations with Government;

•	progress permit applications, award of the remaining major contracts and the deployment of significant contract labour on the Castle Peak ‘B’ emissions reduction project; and

•	further progress on the LNG project, including land acquisition for locating the LNG receiving terminal and concluding preliminary purchasing agreements for delivery of LNG to the terminal.

Energy Business in Australia

The asset swap of Torrens Island Power Station and the Hallett Power Station, announced with AGL Energy Limited in January 2007, was successfully completed in July. The process of integrating the 180MW gas-fired Hallett Power Station within the TRUenergy group is largely complete. Combined with our existing generation, the Hallett Power Station, which is a peaking generator, will enable the TRUenergy portfolio to meet the supply needs of our existing customers.

In April 2007, we announced that TRUenergy had entered into an agreement with IBM Australia for the management and transformation of its information technology services and back-office functions. The agreement with IBM is for 10 years and includes the implementation of new retail systems by IBM that will offer customers improved product offerings and provide TRUenergy greater efficiencies and an enhanced ability to compete in the competitive Australian retail market. Transition is scheduled for completion by the end of the year and the new retail platform is scheduled to be implemented in late 2008.

The impact of the extended drought across Australia has seen some hydro and thermal generation capacity taken off-line, resulting in high wholesale prices both in the spot and forward contract markets. Given its natural long generation capacity position, TRUenergy is selling forward contracts as opportunities arise to capitalise on the high wholesale prices. The outlook for wholesale prices remains high in the medium term, due to a tightening of the supply/demand balance and reservoirs requiring year-on-year above average rainfall to return to full operation.

TRUenergy’s retail business remains successful, preserving current market share in a competitive environment, particularly in Victoria where annualised customer churn has reached 29%. An envisaged mass market retail entry into Queensland to coincide with the commencement of full retail contestability from 1 July 2007 was held back owing to increased wholesale prices. TRUenergy will be continuing with a limited business customer market entry. Customer profitability will be monitored closely, and changes as appropriate will be made to the approach.

The development of the 400MW combined-cycle gas-fired power station at Tallawarra in New South Wales is proceeding well. As at 30 June 2007, the overall plant was 62% complete and remains scheduled to start operation in late 2008. An application is pending for development consent to add two further generation units at Tallawarra. Planning consent for the rezoning of the surrounding land is progressing well, with the local Council recently approving the Environmental Study.

In the second half of 2007, TRUenergy will continue to focus on:

•	the implementation of the TRUenergy Climate Change Strategy;

•	maintaining existing retail customers in core markets; and

•	maximising the value of assets by improving efficiency and cost savings.

Chinese Mainland

The 2 x 600MW coal-fired Fangchenggang project in Guangxi has progressed well to a tight construction schedule. The project remains within budget and at a substantially lower cost than an equivalent international project. The first unit is largely complete, ahead of schedule, but the final stages of commissioning may be affected as we wait for the 500kV grid connection to be completed by third parties. The second unit is targeted for completion early next year. This project is a significant step for CLP’s China business, since it is the first time we have taken direct responsibility, as the majority shareholder, for engineering, equipment procurement and construction in this market.

We have not yet been able to obtain approval from National Development and Reform Commission (NDRC) for the 3 x 110MW Jiangbian hydro project in Sichuan Province, but we hope to complete the approval process early in the second half of 2007. In the meantime, preparatory works are underway on site, with construction of road diversions and access tunnels to the main areas of construction. This project will produce renewable energy from the natural hydro resources in the mountainous areas of Sichuan, but is particularly challenging because of the extensive rock tunnelling required and the extremely remote location.

The CLP Guohua joint venture has been successful in acquiring an additional 15% equity interest, valued at RMB480 million, in the Panshan Power Station. The sale and purchase agreement for the transaction was signed in June 2007. Following the acquisition, CLP Guohua now owns 65% of the Panshan Power Station. As the next step of the expansion of the CLP Guohua joint venture, we are working closely with the joint venture partner in a transaction which, if successfully implemented, will considerably increase CLP’s equity megawatts in the joint venture, despite some reduction below our current 49% shareholding level.

In the second half of 2007, the focus of our activities in the Chinese mainland will be to:

•	extract greater value from existing assets by pushing for higher tariffs, sourcing alternative coal supplies and reducing operating and maintenance costs;

•	manage the Fangchenggang project on budget and on schedule;

•	secure NDRC approval for the Jiangbian hydro project and make progress in the pursuit of other renewable energy opportunities;

•	work on the expansion of the CLP Guohua joint venture; and

•	promote environmental improvement at power stations.

India

In India, Gujarat Paguthan Energy Corporation Private Limited (GPEC) has continued to operate at high levels of reliability and availability. There have been no new disputes on billing with the off-taker, Gujarat Urja Vikas Nigam Limited (GUVNL), and payments have been made on time and in full so far this year. However, as mentioned in our 2006 Annual Report, an order was passed by the Gujarat Electricity Regulatory Commission (GERC) in August 2006 raising the possibility that incentives payable to GPEC could be paid on the basis of actual dispatch of electricity, rather than station availability, as provided for in the Power Purchase Agreement (PPA). The matter is still under discussion with both GUVNL and GERC. Petition has been filed by GPEC with the GERC seeking to restore the commercial entitlements of GPEC under the PPA.

Due to early depletion of the Lakshmi field, from which most gas for GPEC is sourced, securing long term gas supply remains a focus for CLP India. To mitigate the shortage of gas supply, CLP India is actively pursuing long term gas supply arrangements with major gas suppliers and has arranged spot purchases of gas, after having obtained the requisite approvals from the off-taker.

The outlook of CLP India continues to be strong, focusing on:

•	bidding for selected projects in generation (covering coal, gas and hydro), transmission and distribution;

•	securing reliable gas supplies for phase II expansion of GPEC;

•	completion of construction of a 100.8MW GPEC Samana Wind Project on schedule; and

•	building a “Renewables” Portfolio with emphasis on investments in cogeneration plants, biomass based projects, land filled gas projects and wind energy projects.

Southeast Asia and Taiwan

In March, we completed the injection of our 40% interest in the Ho-Ping project into OneEnergy, our exclusive joint venture with Mitsubishi Corporation for Southeast Asia and Taiwan. We are currently discussing with Mitsubishi Corporation on the way forward regarding the potential injection of Mitsubishi Corporation’s 21% in the Ilijan project, following the completion of Mirant Corporation’s sale of its Philippine assets.

Both units of the 1,434MW coal-fired BLCP project in Thailand were completed ahead of schedule and within budget, and are now operating under the terms of the PPA with Electricity Generating Authority of Thailand. Operational performance so far has been excellent, with high levels of reliability and availability. We recognise that this is the early period of operation. Issues may still emerge which require to be resolved before we can be sure of long term stable production.

Unit 1 at Ho-Ping Power Station was restored to full output following the replacement of turbine blades that were damaged in an incident in 2005. The rebuild of the first of the Ho-Ping coal domes has started, using a design that is much stronger than the original model that failed during an intense typhoon. The rebuild of the other two domes will follow.

The major focus of OneEnergy’s regional activities in the second half of 2007 will be on:

•	further greenfield expansion efforts in Southeast Asia through OneEnergy, in particular with respect to upcoming solicitations for new generation capacity in Taiwan and Thailand; and

•	evaluation of the potential opportunity to participate in upcoming privatisation bids for Singapore’s generation companies.

Renewable Energy

We continued to make progress towards the Group target of increasing the capacity of renewable energy in our power generation portfolio to 5% by 2010. The 5% target is over and above our large hydro developments at Jiangbian (Sichuan Province, China) and Nam Theun 2 (Laos), which are also renewable. To date, our renewable energy generation capacity has increased to more than 440MW on equity basis, which is equivalent to approximately 4.4% of our total equity based generation capacity. Our renewables portfolio comprises interests in 14 wind farms, 11 small hydropower stations in the Chinese mainland province of Guangdong, and one biomass plant, of which several are currently under construction. The majority of these are greenfield projects, contributing directly to the expansion of total renewable generating capacity in the region.

The 20MW wind farm (Phase I) at Weihai, Shandong, achieved commercial operation on 1 April 2007. The Phase II project with 49MW at Weihai has finalised its turbine supply contract and started construction of turbine footings in July, aiming at commissioning by end of 2007. The feasibility study for developing Phase III of 50MW at Weihai has also started. Erection and commissioning of turbines is in good progress, with 47 out of 53 turbines installed, at the 45MW wind farm on Nanao Island, Guangdong.

In Huaiji, the construction work of the main dam and penstock tunnel on the 16MW Xinwan hydropower project was completed and installation of water turbines has started.

The engineering, procurement and construction contract for the 14MW combined heat and power biomass project in Boxing, in which CLP owns 79%, has been executed. Construction work has started in July, with a view to commissioning in second quarter of 2008. We are also working on the feasibility studies for developing several other biomass projects in Shandong.

In Hong Kong, CLP completed the EIA of the wind turbine pilot demonstration in Hei Ling Chau, and received the environmental permit in early 2007. We continue with the feasibility study of an offshore wind farm in the eastern waters of Hong Kong in collaboration with a UK wind farm developer, Wind Prospect. The study is expected to be completed by 2008-9.

Our Roaring 40s joint venture has completed the commissioning of the 75MW wind farm at Woolnorth Studland Bay in Tasmania and the 49MW Datang Shuangliao wind farm in Jilin. Erection of wind turbines in the 49MW Guohua Rongcheng wind farm in Shandong has been completed and commissioning tests started in July.

As an extension to its existing cooperation, Roaring 40s signed a joint venture agreement with Datang Jilin for the development of the 50MW Datong wind farm in Jilin. In addition to the Rongcheng project, Roaring 40s signed an agreement with Guohua Energy in March to jointly develop three 50MW wind farms in Shandong. In India, the construction of the 50MW Khandke wind farm is making good progress. The first batch of 12 wind turbine units of 9.6MW in total of the Khandke wind farm was commissioned in June, with a view to full commissioning of a total of 50MW by the end of 2007.

In July 2007 CLP entered into an agreement with a major wind turbine manufacturer, Enercon (India) Limited to develop a greenfield 100.8MW wind farm at Samana in India’s north-western state of Gujarat. Construction of the new wind project, which will cost more than US$125 million, is planned to commence in November 2007 and is expected to be completed by January 2009. CLP has also executed a Warranty, Operations & Maintenance Agreement with Enercon for offering comprehensive operation and maintenance services upon commissioning of the wind turbines. The wind farm will involve the erection of more than 126 wind turbines, each of 800kW capacity.

Human Resources

On 30 June 2007, the Group employed 5,996 staff (2006: 6,251), of whom 3,850 were employed in the Hong Kong electricity and related business, 2,043 by our businesses in Australia, the Chinese mainland, India and Southeast Asia and Taiwan, as well as 103 by CLP Holdings. Total remuneration for the six months ended 30 June 2007 was HK$1,681 million (2006: HK$1,516 million), including retirement benefit costs which amounted to HK$114 million (2006: HK$123 million).

Safety

There were two disabling injuries in our Hong Kong electricity business during the first half of the year. Investigations were completed and measures have been taken to strengthen safety management.

Safety performance improved during the first half of 2007 in our businesses outside Hong Kong.

Investigations have been completed into the fatalities which occurred to contractors’ workers at Fangchenggang and Anshun during the last quarter of 2006 and on which we reported in our 2006 Annual Report. Immediate actions have been taken to improve supervision and the awareness of risks during construction. The fatality at Yallourn is subject to a statutory investigation, which is not yet complete.

Apart from the investigations and consequent actions related to the fatalities in China and Australia, we have started a wide ranging review of safety across the Group portfolio outside Hong Kong. Whereas the underlying means of achieving safety are the same everywhere, and start with a determined and visible management commitment, we must recognise that we face a substantial challenge in some of our working environments, where prevailing norms fall well short of what we aim to achieve. Our objective is to achieve safe workplaces in all locations.

We have engaged DuPont, who are recognised internationally as a leader in safety culture, to help with our safety initiatives. The aim is to develop a stronger corporate framework of safety practice across the CLP Group, whilst recognising that it is the management on the ground at our operational and construction sites who must retain the lead role. We believe there is much to be gained by bringing together management and safety professionals from different sites to exchange experience and participate fully in the development of the Group approach to safety. This process has been enhanced.

Environment

CLP continued to make progress in tackling climate change issues and air quality improvement projects.

Climate Change

In March 2007, we published our first Group-wide greenhouse gas inventory in our new on-line Sustainability Report. In June we also submitted our response to the Carbon Disclosure Project 5 (CDP5), an investor-led initiative to identify climate change impacts on publicly traded companies. Our full response will be available on our Group website, and will also be available together with CDP’s analysis on CDP website in September 2007.

At the subsidiary level, TRUenergy launched its Climate Change Strategy in July 2007, a blueprint for a transition towards a low-carbon future. TRUenergy is committed to taking immediate action to address climate change through efficiency improvements in its operations, as well as through increasing the uptake of renewable energy by customers.

As TRUenergy continues to grow market share, it will also take responsibility for its increased proportion of emissions reductions across the National Electricity Market. Further details about TRUenergy’s Climate Change Strategy are available on CLP’s website.

Air Quality Improvement Projects

We have made progress in air quality improvement projects in Hong Kong and the Chinese mainland, which will contribute to significant emissions reduction.

In Hong Kong, FGD and NOx reduction facilities are major environmental mitigation projects at our Castle Peak Power Station. These facilities are necessary to meet the 2010 emission targets in Hong Kong and, as explained earlier, these projects are well on track.

Our LNG receiving terminal project in Hong Kong is an important project for us to increase the cleaner gas component of our fuel mix and necessary to meet the 2010 emissions targets. Further details about the progress of the LNG Project are set out above under Electricity Business in Hong Kong.

In the Chinese mainland, we have made progress in completing the construction of the new scrubber for both generating units at Anshun II, commenced installation of FGD which is scheduled to complete in 2007 at Sanhe Power Station, and completed construction of Selective Non Catalytic Reduction (SNCR) facility of Unit 2 in May 2007 at Yire Power Station. Yire is also scheduled to retrofit the low NOx burner and SNCR of Unit 1 in October 2007.

FINANCIAL PERFORMANCE

Earnings attributable to shareholders for the current six months increased by HK$1.1 billion to HK$6.1 billion, representing an increase of 23.2% over 2006. This includes the one-off gain on the Ho-Ping transfer of HK$1.0 billion.

The contribution of each major activity to the Group earnings is analysed as follows:

	6 months ended 30 June
	2007		2006		Changes
	HK$M	HK$M	HK$M	HK$M	HK$M

Electricity business in Hong Kong		3,756		3,573	183
Electricity sales to Chinese mainland from Hong Kong	61		55		6
Generating facilities in Chinese mainland serving Hong Kong	399		347		52
Other power projects in Chinese mainland	57		152		(95)
Energy business in Australia	599		260		339
Electricity business in India	175		374		(199)
Power projects in Southeast Asia and Taiwan	266		165		101
Other businesses	4		33		(29)
Other income	1,030		291		739

Earnings from other activities		2,591		1,677
Unallocated net finance costs		(54)		(122)	68
Unallocated Group expenses		(163)		(153)	(10)

Earnings attributable to shareholders		6,130		4,975	1,155

Earnings per share, HK$		2.55		2.07	0.48

Note:	Certain comparative figures have been reclassified to conform with the current year’s presentation, which reflects a more meaningful allocation of the corporate overheads between different operating regions.

The SoC business in Hong Kong remains our prime earnings contributor and recorded a growth of HK$183 million.

The lower units sold as well as the rising coal price eroded the earnings from our Chinese mainland power projects.

The overall Australian earnings increase is the composite result of the mark-to-market gain of HK$314 million on electricity trading contracts (due to the higher forward price) and the write-back of the TIPS related deferred tax provision of HK$365 million, partly offset by the HK$249 million (post tax) set-up costs in relation to the IT and back-office outsourcing.

Earnings from India dropped to HK$175 million (2006: HK$374 million) in the absence of a doubtful debt write-back in the current period, and an additional tax provision was made due to an uplift in the tax rate.

Contributions from power projects in Southeast Asia and Taiwan, conducted through our strategic joint venture OneEnergy, grew strongly as new generating units in Thailand were commissioned (BLCP and Kaeng Khoi 2 in late 2006 and May 2007 respectively). The increased earnings were also due to the higher availability in the current period of Ho-Ping power plant, which was under prolonged outage in 2006.

The financial information set out below in this announcement represents an extract from the condensed consolidated interim financial statements, which are unaudited but have been reviewed by the Group’s external auditors, PricewaterhouseCoopers, in accordance with Hong Kong Standards on Review Engagements 2410 and by the Audit Committee. PwC’s unmodified review report is included in the Interim Report to be sent to shareholders.

Condensed Consolidated Income Statement - Unaudited

		Six months ended 30 June
		2007	2006
	Note	HK$M	HK$M
Revenue	2,3	24,672	21,584

Expenses
Purchases of electricity, gas and distribution services		(8,165)	(5,892)
Operating lease and lease service payments		(3,728)	(3,691)
Staff expenses		(1,025)	(908)
Fuel and other operating costs		(3,268)	(2,524)
Depreciation and amortisation		(2,600)	(2,427)

		(18,786)	(15,442)
Other income	4	1,030	291

Operating profit	5	6,916	6,433
Finance costs		(2,338)	(2,419)
Finance income		81	70
Share of results, net of income tax
jointly controlled entities		1,505	1,362
associated companies		—	112

Profit before income tax		6,164	5,558
Income tax expense	6	(31)	(575)

Profit for the period		6,133	4,983
Profit attributable to minority interests		(3)	(8)

Earnings attributable to shareholders		6,130	4,975

Dividends	7
First interim paid		1,252	1,204
Second interim proposed		1,252	1,204

		2,504	2,408

Earnings per share, basic and diluted	8	HK$2.55	HK$2.07

Condensed Consolidated Balance Sheet - Unaudited

		30 June 2007	31 December 2006
	Note	HK$M	HK$M
Non-current assets
Fixed assets	9	83,262	83,418
Leasehold land and land use rights	9	2,209	2,235
Goodwill and other intangible assets		7,915	7,326
Interests in jointly controlled entities		17,570	19,173
Interests in associated companies		8	8
Finance lease receivables		3,146	2,740
Deferred tax assets		4,201	3,305
Derivative financial instruments		603	425
Other non-current assets		187	145

		119,101	118,775

Current assets
Inventories – stores and fuel		635	647
Trade and other receivables	10	8,939	8,799
Finance lease receivables		148	126
Derivative financial instruments		3,491	1,131
Assets held for sale	11	2,593	—
Bank balances, cash and other liquid funds		2,340	1,613

		18,146	12,316
Current liabilities
Customers’ deposits		(3,484)	(3,417)
Trade and other payables	12	(7,118)	(5,893)
Income tax payable		(240)	(186)
Bank loans and other borrowings		(2,530)	(4,264)
Obligations under finance leases		(1,955)	(1,945)
Derivative financial instruments		(3,443)	(1,285)
Liabilities relating to assets held for sale	11	(249)	—

		(19,019)	(16,990)

Net current liabilities		(873)	(4,674)

Total assets less current liabilities		118,228	114,101

Financed by:
Equity
Share capital		12,041	12,041
Share premium		1,164	1,164
Reserves
Proposed dividends		1,252	2,192
Others		46,035	40,441

Shareholders’ funds		60,492	55,838
Minority interests		84	78

		60,576	55,916
Non-current liabilities
Bank loans and other borrowings		27,404	26,014
Obligations under finance leases		20,105	20,865
Deferred tax liabilities		6,214	6,054
Derivative financial instruments		1,005	735
Fuel clause account		153	294
Scheme of Control (SoC) reserve accounts		2,092	3,346
Other non-current liabilities		679	877

		57,652	58,185

Equity and non-current liabilities		118,228	114,101

Notes:

1.	Basis of Preparation

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies used in the preparation of this set of condensed consolidated interim financial statements are consistent with those set out in the Group’s annual financial statements for the year ended 31 December 2006.

The condensed consolidated interim financial statements have been approved for issue by the Board of Directors on 16 August 2007.

2.	Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in five major geographical regions – Hong Kong, Australia, the Chinese mainland, India, and Southeast Asia and Taiwan.

Information about the Group’s operations by geographical region is as follows:

	Hong Kong	Australia	Chinese Mainland	India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Six months ended 30 June 2007
Revenue	14,409	8,829	62	1,338	33	1	24,672

Segment results	5,402	512	(45)	179	1,052	(184)	6,916
Share of results of jointly controlled entities, net of income tax	691	31	528	—	255	—	1,505

Profit/(loss) before net finance costs and income tax	6,093	543	483	179	1,307	(184)	8,421

Finance costs							(2,338)
Finance income							81

Profit before income tax							6,164
Income tax expense							(31)

Profit for the period							6,133
Profit attributable to minority interests							(3)

Earnings attributable to shareholders							6,130

2.	Segment Information (continued)

	Hong Kong	Australia	Chinese Mainland	India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Six months ended 30 June 2006
Revenue	14,061	6,502	49	959	12	1	21,584

Segment results	5,227	639	3	431	283	(150)	6,433
Share of results, net of income tax
jointly controlled entities	791	5	501	—	65	—	1,362
associated companies	—	2	—	—	110	—	112

Profit/(loss) before net finance costs and income tax	6,018	646	504	431	458	(150)	7,907

Finance costs							(2,419)
Finance income							70

Profit before income tax							5,558
Income tax expense							(575)

Profit for the period							4,983
Profit attributable to minority interests							(8)

Earnings attributable to shareholders							4,975

3.	Revenue

An analysis of the Group’s revenue for the period is as follows:

	Six months ended 30 June
	2007	2006
	HK$M	HK$M
Sales of electricity	20,457	18,590
Lease service income (A)	1,104	778
Finance lease income	233	172
Sales of gas	1,655	1,379
Other revenue	278	177

	23,727	21,096
Transfer from Development Fund (B)	945	488

	24,672	21,584

(A)	In accordance with HKFRS-Int 4, servicing income and fuel costs received from lessees with respect to the leased assets are not part of the minimum lease payments under finance lease and are recognised as lease service income.

(B)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund.

4.	Other Income

	Six months ended 30 June
	2007	2006
	HK$M	HK$M
Gain on transfer of Ho-Ping to OneEnergy (Note)	1,030	—
Gain on formation of OneEnergy	—	291

	1,030	291

Note:	On 30 March 2007, the Group injected its entire 40% interest in Ho-Ping Power Company of Taiwan, a jointly controlled entity, into OneEnergy and realised a gain of HK$1,030 million.

5.	Operating Profit

Operating profit is stated after charging/(crediting) the following:

	Six months ended 30 June
	2007	2006
	HK$M	HK$M
Charging
Staff costs (Note)
Salaries and other costs	1,184	1,039
Retirement benefits costs	85	91
Net loss on disposal of fixed assets	61	8
Set-up costs for outsourcing at TRUenergy	286	—
Write down of fixed assets relating to outsourcing	71	—

Crediting
Net fair value (gain)/loss on derivative financial instruments
Cash flow hedges, transfer from equity	(16)	(44)
Fair value hedges	33	—
Transactions not qualifying as hedges	(438)	80
Other net exchange gains	(12)	—

Note:	Staff costs include amounts recharged to jointly controlled entities for services provided.

6.	Income Tax

Income tax in the condensed consolidated income statement represents the income tax of the Company and subsidiaries and is analysed below:

	Six months ended 30 June
	2007	2006
	HK$M	HK$M
Current income tax
Hong Kong	268	346
Outside Hong Kong	32	32

	300	378
Deferred tax
Hong Kong	131	130
Outside Hong Kong	(400)	67

	(269)	197

	31	575

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Income tax on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

Deferred tax outside Hong Kong includes a write-back of HK$365 million deferred tax liabilities relating to the impending asset swap for Torrens Island Power Station.

7.	Dividends

	Six months ended 30 June
	2007		2006
	HK$ per share	HK$M	HK$ per share	HK$M
First interim dividend paid	0.52	1,252	0.50	1,204
Second interim dividend proposed	0.52	1,252	0.50	1,204

	1.04	2,504	1.00	2,408

At the Board meeting held on 16 August 2007, the Directors declared the second interim dividend of HK$0.52 per share. The second interim dividend is not reflected as a dividend payable in the financial statements, but as a separate component of the shareholders’ funds at 30 June 2007.

8.	Earnings per Share

The prescribed earnings per share is computed as follows:

	Six months ended 30 June
	2007	2006
Earnings attributable to shareholders, HK$M	6,130	4,975

Weighted average number of shares in issue, thousand shares	2,408,246	2,408,246

Earnings per share, HK$	2.55	2.07

Basic and fully diluted earnings per share are the same as the Company did not have any diluting equity instruments throughout the six months ended 30 June 2007 (2006: nil).

9.	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$85,471 million at 30 June 2007 (31 December 2006: HK$85,653 million). Movements in the accounts are as follows:

	Fixed Assets
	Freehold Land and Buildings		Plant, Machinery and Equipment			Leasehold Land and Land Use
	Owned	Leased	Owned	Leased	Total	Rights
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Net book value, as at 1 January 2007	6,941	5,019	51,652	19,806	83,418	2,235
Additions	278	13	2,933	191	3,415	1
Transfers and disposals	(3)	—	(49)	(24)	(76)	—
Depreciation	(111)	(130)	(1,358)	(887)	(2,486)	(28)
Impairment charge	(30)	—	(41)	—	(71)	—
Exchange differences	41	—	987	148	1,176	1
Reclassified as assets held for sale (Note 11)	—	—	(77)	(2,037)	(2,114)	—

Net book value, as at 30 June 2007	7,116	4,902	54,047	17,197	83,262	2,209

Cost	9,463	9,610	82,939	35,774	137,786	2,395
Accumulated depreciation/ amortisation and impairment	(2,347)	(4,708)	(28,892)	(18,577)	(54,524)	(186)

Net book value, as at 30 June 2007	7,116	4,902	54,047	17,197	83,262	2,209

Leasehold land is mainly held under medium term (10 – 50 years) to long term (over 50 years) leases in Hong Kong. The SoC Agreement considers leasehold land as one type of fixed assets on which permitted return is earned.

10.	Trade and Other Receivables

	30 June 2007	31 December 2006
	HK$M	HK$M
Trade receivables (ageing analysis is shown below)	7,479	5,586
Deposits, prepayments and other receivables	1,058	2,332
Dividends receivable from jointly controlled entities	353	858
Current accounts with jointly controlled entities	49	23

	8,939	8,799

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within two weeks after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For subsidiaries outside Hong Kong, the credit term for trade receivables ranges from about 12 to 45 days.

The ageing analysis of the trade receivables, after provisions, is as follows:

	30 June 2007	31 December 2006
	HK$M	HK$M
Below 30 days (including amount not yet due)	7,345	5,176
31 - 90 days	43	267
Over 90 days	91	143

	7,479	5,586

11.	Assets Held for Sale and Related Liabilities

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (AGL). Under this agreement, TRUenergy agreed to sell its 1,280MW Torrens Island Power Station (TIPS) to AGL for a total consideration of A$417 million (approximately HK$2,762 million) comprising AGL’s 180MW Hallett Power Station valued at A$117 million (approximately HK$775 million) plus cash of A$300 million (approximately HK$1,987 million). The transaction was completed on 2 July 2007.

The TIPS related assets and liabilities have been accordingly reclassified as held for sale and are set out below:

HK$M
Assets
Fixed assets	2,114
Deferred tax assets	49
Inventories – stores & fuel	121
Trade and other receivables	309

2,593
Liabilities
Trade and other payables	(91)
Other non-current liabilities	(158)

(249)

2,344

12.	Trade and Other Payables

	30 June 2007	31 December 2006
	HK$M	HK$M
Trade payables (ageing analysis is shown below)	4,024	3,121
Other payables and accruals	1,740	1,648
Current accounts with jointly controlled entities	1,354	1,124

	7,118	5,893

The ageing analysis of the trade payables is as follows:

	30 June 2007	31 December 2006
	HK$M	HK$M
Below 30 days (including amount not yet due)	4,022	3,098
31 - 90 days	2	1
Over 90 days	—	22

	4,024	3,121

13.	Commitments

(A)	Capital expenditure on fixed assets, leasehold land and land use rights, as well as intangible assets authorised but not brought into the financial statements is as follows:

		30 June 2007	31 December 2006
		HK$M	HK$M
	Contracted but not provided for	4,345	4,407
	Authorised but not contracted for	5,247	7,965

		9,592	12,372

(B)	The Group has entered into a number of joint venture arrangements to develop power projects in the Chinese mainland. As at 30 June 2007, remaining equity contributions of HK$353 million (31 December 2006: HK$548 million) would be required to be made by the Group.

14.	Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL, GUVNL was required to make a “deemed generation incentive” payment to GPEC when the plant availability was above 68.5% (70% as revised subsequently). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the “deemed generation incentive” payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL’s contention is based on a 1995 Government of India notification which disallowed “deemed generation incentive” for naphtha based power plants. The total amount of the claim plus interest amounts to approximately HK$1,394 million (31 December 2006: HK$1,275 million).

On the basis of legal advice that has been sought, the Directors are of the opinion that no provision is required to be made in the financial statements in respect of this matter.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

The Group engaged in new financing activities in the first half of 2007 to support the expansion of our electricity business in Hong Kong. In January 2007, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited, CLP Power Hong Kong issued HK$1 billion fixed rate notes due in 2017 with coupon rate at 4.38%. This issue was made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. As at 30 June 2007, notes with a nominal value of about HK$7.3 billion have been issued under the MTN Programme. In addition, a bank loan of HK$0.5 billion was drawn down at an attractive interest rate margin during the period.

As at 30 June 2007, financing facilities totalling HK$43.1 billion were available to the Group, including HK$17.6 billion for TRUenergy and GPEC. Of the facilities available, HK$29.9 billion had been drawn down, of which HK$14.4 billion relates to TRUenergy and GPEC. Facilities totalling HK$8.1 billion were available to CAPCO, of which HK$6.4 billion had been drawn down. Our total debt to total capital ratio as at 30 June 2007 was 33.1%. Interest cover for the six months ended 30 June 2007 was 9 times.

In April 2007, Moody’s re-affirmed the A1 credit rating of CLP Holdings and the Aa3 credit rating of CLP Power Hong Kong with stable outlook, which reflects the strong and highly predictable cash flow generated from its SoC operations.

In July 2007, S&P re-affirmed the A credit rating of CLP Holdings and the A+ credit rating of CLP Power Hong Kong with stable outlook. It lowered the long-term rating of TRUenergy Holdings, formerly CLP Australia Holdings Pty Ltd, to BBB+ from A- with a stable outlook.

The Group’s investments and operations have resulted in exposure to foreign currency risks, interest rate risks, credit risks, as well as price risks associated with the sales and purchases of electricity in Australia. We actively manage such risks by using different derivative instruments with an objective to minimise the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and monitor our risk exposures with the assistance of “Value-at-Risk” (VaR) methodology and stress testing technique. Other than certain energy trading activities engaged by our Australian business, all derivative instruments are employed solely for hedging purposes.

As at 30 June 2007, the Group had gross outstanding derivative financial instruments amounting to HK$115.7 billion. The fair value of these derivative instruments was at a net deficit of HK$354 million, which represents the net amount we would pay if these contracts were closed out on 30 June 2007.

CORPORATE GOVERNANCE

In the Corporate Governance Report dated 28 February 2007, which was published in our 2006 Annual Report, we reported that the Company had adopted its own Code on Corporate Governance (CLP Code) on 28 February 2005, which incorporated all of the Code Provisions and Recommended Best Practices in the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange (the Stock Exchange Code), save for one exception.

This single deviation from the Recommended Best Practices of the Stock Exchange Code relates to the recommendation that an issuer should announce and publish quarterly financial results. CLP issues quarterly statements which include revenue, interim dividends and progress in major business activities over the quarter. However, CLP does not issue quarterly financial results. This is because, in our judgment, quarterly reporting does not bring significant benefits to shareholders. The considered reasons for this deviation were stated in the Corporate Governance Report on page 104 of the Company’s 2006 Annual Report.

In 2007, we made further progress in our corporate governance practices, including carrying out CLP’s first corporate governance roadshow to the U.K. and review of fees payable to Non-executive Directors.

During the first half of 2007, there have been a number of changes in the Board. After the retirement of Dr. Y. B. Lee as an Executive Director on 31 January 2007, he remained on the Board as a Non-executive Director with effect from 1 February 2007. Mr. Peter T. C. Lee was appointed an Independent Non-executive Director and Mr. Peter W. Greenwood was appointed an Executive Director both with effect from 1 March 2007. Mr. Neo Kim Teck replaced Mr. Bradley William Corson as Mr. Tan Puay Chiang’s alternate on the Board with effect from 1 June 2007. Directors’ biographies are set out on CLP’s website.

The composition of Board Committees remains the same as set out in the Corporate Governance Report (pages 110-112), save that Sir Rod Eddington stepped down from the Social, Environmental & Ethics Committee and was appointed a Member of the Human Resources & Remuneration Committee with effect from 15 May 2007; Mr. Peter T. C. Lee was appointed a Member of the Social, Environmental & Ethics Committee on 15 May 2007; and Mr. Peter W. Greenwood was appointed a Member of the Finance & General Committee and the Social, Environmental & Ethics Committee with effect from 1 March 2007.

Following overwhelming approval from shareholders at the Company’s AGM held on 24 April 2007, the remuneration payable to the Non-executive Directors including Independent Non-executive Directors who serve on the Board and Board Committees of the Company have been revised. Such revised remuneration has taken effect from 25 April 2007 and will be payable to Directors on a pro rata basis for the financial year ending 31 December 2007.

In respect of the year ended 31 December 2006, the Board considered CLP’s internal control system effective and adequate. During the six months ended 30 June 2007, no significant areas of concern which might affect shareholders were identified. Details of the standards, processes and effectiveness of CLP’s internal control system were set out in the Corporate Governance Report on pages 114 to 117 of the Company’s 2006 Annual Report.

During the six months ended 30 June 2007 the Company met the Code Provisions set out in the Stock Exchange Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules).

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated financial statements for the six months ended 30 June 2007. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman and one member having appropriate professional qualifications and experience in financial matters.

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Securities Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Securities Code also applies to Senior Management (comprising the three Executive Directors, Group Director - Managing Director Hong Kong, Group Director - Managing Director Australia, Managing Director - China, Managing Director - India, Chief Executive Officer - OneEnergy Limited, Group Director - Operations and Group Director - Corporate Finance and Development, whose biographies are set out on CLP’s website) and other “Specified Individuals” such as senior managers in the CLP Group. The CLP Securities Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Securities Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors and Senior Management have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Securities Code throughout the period from 1 January to 30 June 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the six months ended 30 June 2007.

INTERIM DIVIDEND

Directors today declared the second interim dividend of HK$0.52 per share (2006: HK$0.50 per share) which will be payable on 14 September 2007 to Shareholders registered as at the close of business on 5 September 2007. The dividend of HK$0.52 per share is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 6 September 2007. To rank for the second interim dividend of HK$0.52 per share, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:30 p.m. on Wednesday, 5 September 2007.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 16 August 2007

The Interim Report containing financial statements and notes to the financial statements will be published on the

Company’s website www.clpgroup.com and the website of the Stock Exchange of Hong Kong on

23 August 2007 and despatched to shareholders on 31 August 2007.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta,
Mr. J. S. Dickson Leach, Mr. R. J. McAulay,
Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Neo Kim Teck as his alternate),
Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung,
Mr. V. F. Moore, Mr. Hansen C. H. Loh,
Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and
Mr. Peter W. Greenwood

Exhibit 3

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Notification of Announcement of Interim Results

as from 1 January 2007 to 30 June 2007,

Dividend Declaration and Closure of Books

An announcement of CLP Holdings Limited (“the Company”) dated 16 August 2007 (“the Announcement”), which contains the Company’s 2007 interim results, declaration of a second interim dividend and the closure of the register of members for one day on 6 September 2007, is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under “Latest Listed Company Information” and at the website of the Company at www.clpgroup.com under “Investors”.

This notification merely serves to advise investors of the subject matter and of the publication of the Announcement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the Announcement for details of the subject matter.

The Announcement is available for inspection to the public at no charge at 147 Argyle Street, Kowloon, Hong Kong from 8:45 a.m. to 12:45 p.m. and from 1:55 p.m. to 5:30 p.m., Mondays to Fridays, from 17 August 2007 to 16 September 2007. Copies of the Announcement will be provided upon request free of charge.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 16 August 2007